UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Procaps Group, S.A.

(Name of Issuer)

Ordinary Shares, nominal value of $0.01 per share

(Title of Class of Securities)

L7756P 102 (Ordinary Shares)

(CUSIP Number)

3A, Val Ste Croix

L-1371 Luxembourg

Grand Duchy of Luxembourg

Tel : +352 27447303

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L7756P 102	SCHEDULE 13D	Page 2 of 7

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hoche Partners Pharma Holding S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 15,877,516
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,877,516
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,877,516*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%*
14		TYPE OF REPORTING PERSON (See Instructions) CO

* See Item 5

CUSIP No. L7756P 102	SCHEDULE 13D	Page 3 of 7

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, nominal value of $0.01 per share (the “Ordinary Shares”), of Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (the “Issuer”).

Item 2.	Identity and Background.
(a)	This Statement is being filed by Hoche Partners Pharma Holding S.A, a limited liability companyv(société anonyme) (the “Reporting Persons”), pursuant to Rule 13d-1(a) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

Mr. Alejandro Weinstein is the sole beneficial owner of the Reporting Person.

(b)	The business address of the Reporting Person is 3A, Val Ste Croix, L-1371 Luxembourg, Grand Duchy of Luxembourg. The principal business address of Mr. Alejandro Weinstein is Calle 80 No. 78B-201, Barranquilla, Atlántico, Colombia.
(c)	The present principal business of the Reporting Person is to hold the securities of the Issuer, as described in this Statement. The principal business of Mr. Alejandro Weinstein is to serve as as a member of the Board of Directors of the Issuer and chairman of the M&A committee.
(d)	Neither the Reporting Person nor Mr. Alejandro Weinstein, nor to the knowledge of the Reporting Person or Mr. Alejandro Weinstein, none of the executive officers, directors, partners or beneficial owners of the Reporting Person, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Neither the Reporting Person nor Mr. Alejandro Weinstein, nor to the knowledge of the Reporting Person or Mr. Alejandro Weinstein, none of the executive officers, directors, partners or beneficial owners of the Reporting Person, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person is organized under the laws of the Grand Duchy of Luxembourg. Mr. Alejandro Weinstein is a citizen of France.
Item 3.	Source and Amount of Funds or Other Consideration.

On September 29, 2021 (the “Closing Date”), the Issuer consummated a business combination (the “Business Combination”) pursuant to the terms of that certain Business Combination Agreement dated as of March 31, 2021, by and among Union Acquisition Corp. II (the “SPAC”), Crynssen Pharma Group Limited (“Crynssen”), the Issuer and OZLEM Limited (“Merger Sub”), as amended by that certain Amendment No. 1 to Business Combination Agreement dated as of September 29, 2021, by and among the SPAC, Procaps, the Issuer and Merger Sub (the “Business Combination Agreement”)

CUSIP No. L7756P 102	SCHEDULE 13D	Page 4 of 7

On March 31, 2021, the Reporting Person and other shareholders, each entered into individual Contribution and Exchange Agreements by and among Crynssen, the Issuer and the Reporting Person (and the other shareholders) (the “Exchange Agreements”), pursuant to which, among other things, the Reporting Person agreed (i) to contribute its ordinary shares of Crynssen, nominal value $1.00 per share (the “Crynssen Ordinary Shares”), to the Issuer in exchange for Ordinary Shares of the Issuer, and (ii) not to transfer any of its Crynssen Ordinary Shares before the termination of the Business Combination Agreement pursuant to its terms. Pursuant to the Exchange Agreement, on September 29, 2021, the Reporting Person exchanged its Crynssen Ordinary Shares for 15,877,516 Ordinary Shares.

Immediately upon the completion of the Business Combination and the other transactions contemplated by the Business Combination Agreement, including the Exchange Agreements (the “Transactions”, and such completion, the “Closing”), Crynssen became a direct wholly-owned subsidiary of the Issuer.

The foregoing description of the Exchange Agreements is qualified in its entirety by reference to the full text of the form of Exchange Agreements, a copy of which is included as Exhibit 99.1 to this Statement, and incorporated herein by reference.

Item 4.	Purpose of the Transaction.

The information contained above in Item 1 and Item 3 of this Statement is incorporated herein by reference.

The Reporting Person intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, to (a) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a) –(b)	the Reporting Person directly holds 15,877,516 Ordinary Shares of the Issuer, which equals an aggregate of 14.1 % of the outstanding Ordinary Shares. Each Ordinary Share is entitled to one vote.
The Reporting Person has the sole power to vote or dispose of the Ordinary Shares it directly owns. The percentages of outstanding Ordinary Shares set forth in this Statement are based upon 112,824,183 Ordinary Shares outstanding as of September 29, 2021, as stated in the Issuer’s Annual Report on Form 20-F, dated as of September 30, 2021.
(c)	The information set forth in Item 4 of this Statement is incorporated by reference herein.
(d)	Inapplicable.
(e)	Inapplicable.

CUSIP No. L7756P 102	SCHEDULE 13D	Page 5 of 7

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights and Lock-Up Agreement

In connection with the Closing, the Issuer, Union Group International Holdings Limited (“UGI”), Union Acquisition Associates II, LLC (“UAA” and collectively with UGI, the “Sponsors”), certain other persons and entities (“Original Holders”) holding ordinary shares of the SPAC, par value $0.0001 per share, issued by the SPAC prior to its initial public offering of securities (the “Founder Shares”) and the shareholders of Crynssen prior to the consummation of the Transactions, including the Reporting Persons (the “Company Shareholders”), entered into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”) which provides customary demand and piggyback registration rights. Additionally, the Ordinary Shares held by the Sponsors and the Original Holders which were previously Founder Shares will be locked-up until the earliest of: (i) the date that is one year from the Closing Date, (ii) the date on which the closing price of the Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.50 per Ordinary Share for any 20 trading days within any 30-trading day period commencing 150 days after the Closing Date, or (iii) such date on which the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of the Issuer having the right to exchange their Ordinary Shares for cash, securities or other property.

The Ordinary Shares held by Company Shareholders, except for four million Ordinary Shares held by Company Shareholders, will be locked-up until the earliest of: (i) the date that is 180 days from Closing Date, and (ii) such date on which the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of the Issuer having the right to exchange their Ordinary Shares for cash, securities or other property.

Four million Ordinary Shares held by Company Shareholders will be locked-up until the earliest of: (i) the date that is 90 days from Closing Date, (ii) the date on which the closing price of the Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.00 per Ordinary Share for any 20 trading days within any 30-trading day period commencing on the Closing Date, and (iii) such date on which the issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of the Issuer having the right to exchange their Ordinary Shares for cash, securities or other property.

The foregoing description of the Registration Rights and Lock-Up Agreement is qualified in its entirety by reference to the full text of the Registration Rights and Lock-Up Agreement, a copy of which is included as Exhibit 99.2 to this Statement, and incorporated herein by reference.

Nomination Agreement

On the Closing Date, the Issuer, the Sponsors and certain Company Shareholders entered into a Nomination Agreement pursuant to which, in connection with any general meeting at which directors of the Issuer are to be elected, or any adjournment or postponement thereof, The Sognatore Trust, The Deseja Trust and The Simphony Trust shall collectively have the right to propose for appointment a number of directors that equals a majority of the board of directors of the Issuer (each, a “Majority Shareholder Director”). For as long as the Reporting Person owns no less than 7% of the issued and outstanding share capital of the Issuer, it shall have the right to propose for appointment one director (such director, the “Hoche Shareholder Director” and collectively with the Majority Shareholder Directors, each a “Shareholder Director” and collectively, the “Shareholder Directors”). On the Closing Date and until the one-year anniversary of the preceding annual general shareholders’ meeting of the Issuer, Mr. Alejandro Weinstein shall be the Hoche Shareholder Director. In connection with the first two consecutive general shareholders’ meetings of the Issuer following September 1, 2021 at which directors are to be elected, or any adjournment or postponement thereof, the Sponsors shall have the right to propose for appointment Daniel W. Fink and Kyle P. Bransfield as directors of the Issuer. At least one-half of the Shareholder Directors must qualify as independent directors (“Independent Directors”) under applicable stock exchange rules, subject to any independence requirements established by the listing rules of the stock exchange on which the Ordinary Shares are listed that would require a greater number of Shareholder Directors to qualify as Independent Directors, provided that The Sognatore Trust, The Deseja Trust and The Simphony Trust will not be required to nominate any additional Independent Directors unless and until all of the directors, other than the Majority Shareholder Directors, qualify as Independent Directors. In addition, for so long as the Issuer maintains any committee, such committees shall each include at least one Majority Shareholder Director so long as he or she is independent. The Nomination Agreement will automatically terminate upon the earlier of (i) the date on which the Reporting Persons or their affiliates cease to beneficially own, in the aggregate, 30% of the outstanding shares of the Issuer and (ii) 20 years from the date of the Nomination Agreement.

CUSIP No. L7756P 102	SCHEDULE 13D	Page 6 of 7

The foregoing description of the Nomination Agreement is qualified in its entirety by reference to the full text of the Nomination Agreement which included as Exhibit 99.3 to this Statement, and incorporated by reference herein.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 — Form of Contribution and Exchange Agreement (incorporated by reference to Exhibit 10.1 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).

Exhibit 99.2 — Registration Rights and Lock-Up Agreement, dated September 29, 2021, by and between Procaps Group, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC and the persons and entities listed on Exhibit A thereto (incorporated by reference to Exhibit 4.7 to Procaps Group, S.A. Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).

Exhibit 99.3 — Nomination Agreement, dated September 29, 2021, by and between Procaps Group, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC, and the persons and entities listed on Exhibit A thereto (incorporated by reference to Exhibit 4.8 to Procaps Group, S.A. Form 20-F, File No. 001-40851, filed with the SEC on September 30, 2021).

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2021

hoche partners pharma holding s.a.

By:	/s/ Roman Sokolowski
	Name:	Roman Sokolowski
	Title:	Director

Stonehage Fleming Corporate Service Luxembourg S.A., Director

By:	/s/ Peter Egan
	Name:	Peter Egan
	Title:	Director

By:	/s/ Ariane Vansimpsen
	Name:	Ariane Vansimpsen
	Title:	Director